Exhibit 99.1

DEFINITIONS OF SELECTED ENERGY TERMS

Acreage
Land leased for oil and gas exploration and production.

Additives
Specialty chemicals incorporated into fuels and lubricants that enhance the performance of the finished product.

Barrels of oil-equivalent (BOE)
A unit of measure to quantify crude oil, natural gas liquids and natural gas amounts using the same basis. Natural gas volumes are converted to barrels on the basis of energy content. See oil-equivalent gas and production.

Carbon capture, utilization and storage (CCUS)
The process of capturing carbon dioxide emissions and either using them as a feedstock (utilization) or permanently storing them in geological formations deep underground (storage).

Carbon efficiency
The extent to which a given level of output is produced with fewer carbon emissions relative to average output.

Carbon intensity
The amount of carbon dioxide or carbon dioxide-equivalent (CO2e) per unit of measure.

Condensate
Hydrocarbons that are in a gaseous state at reservoir conditions, but when produced are in liquid state at surface conditions.

Development
Drilling, construction and related activities following discovery that are necessary to begin production and transportation of crude oil and/or natural gas.

Entitlement effects
The impact on Chevron’s share of net production and net proved reserves due to changes in crude oil and natural gas prices, and spending levels, between periods. Under PSCs and variable-royalty provisions of certain agreements, price and spend variability can increase or decrease royalty burdens and/or volumes attributable to the company. For example, at higher prices, fewer volumes are required for Chevron to recover its costs under certain PSCs. Also under certain PSCs, Chevron’s share of future profit oil and/or gas is reduced once specified contractual thresholds are met, such as a cumulative return on investment.

Exploration
Searching for crude oil and/or natural gas by utilizing geologic and topographical studies, geophysical and seismic surveys, and drilling of wells.

Gas-to-liquids (GTL)
A process that converts natural gas into high-quality liquid transportation fuels and other products.

Hydrogen
Includes lower carbon intensity hydrogen from specified hydrogen production pathways like steam methane reforming with carbon capture and storage and electrolysis with lower carbon power.

Liquefied natural gas (LNG)
Natural gas that is liquefied under extremely cold temperatures to facilitate storage or transportation in specially designed vessels.

Liquefied petroleum gas (LPG)
Light gases, such as butane and propane, that can be maintained as liquids while under pressure.

Lower carbon
A term describing environments, technologies, business sectors, markets, energy sources and mixes of energy sources, among other things, characterized by or enabling the reduction of carbon emissions or carbon intensities.

Lower carbon energy
Energy sources and mixes of energy sources that, in their production and use, emit less carbon emissions or have lower carbon intensity than other forms.

Lower carbon intensity oil, products and natural gas
Oil, natural gas and hydrocarbon-based products that are produced and sold to customers with a carbon intensity below that of traditional oil, natural gas and hydrocarbon-based products.

Natural gas liquids (NGLs)
Separated from natural gas, these include ethane, propane, butane and natural gasoline.

Net reserves and resources
Chevron's interest share of oil and gas after removing royalty share and overriding royalties paid to others. Net includes any applicable Chevron-owned overriding royalties.

Net zero upstream aspiration (Scope 1 and 2)
Chevron aspires to reach net zero upstream emissions (Scope 1 and 2) by 2050. Accomplishing this aspiration depends on (1) sufficient and substantial advances in technology, including the continuing progress of commercially viable technologies and low- or non-carbon-based energy sources; (2) the granting of necessary permits by governing authorities; (3) the availability and acceptability of cost-effective, verifiable carbon credits; (4) the availability of suppliers that can meet our sustainability and other standards; (5) evolving regulatory requirements, including changes to IPCC’s Global Warming Potentials, affecting ESG standards or disclosures; (6) evolving standards for tracking and reporting on emissions and emission reductions and removals; (7) customers’ and consumers’ preferences and use of the company’s products or substitute products; and (8) actions taken by the company’s competitors in response to legislation and regulations.

Oil-equivalent gas (OEG)
The volume of natural gas needed to generate the equivalent amount of heat as a barrel of crude oil. Approximately 6,000 cubic feet of natural gas is equivalent to one barrel of crude oil.

Oil sands
Naturally occurring mixture of bitumen (a heavy, viscous form of crude oil), water, sand and clay. Using hydroprocessing technology, bitumen can be refined to yield synthetic oil.

Petrochemicals
Compounds derived from petroleum. These include: aromatics, which are used to make plastics, adhesives, synthetic fibers and household detergents; and olefins, which are used to make packaging, plastic pipes, tires, batteries, household detergents and synthetic motor oils.

Portfolio Carbon Intensity (PCI)
Representation of the estimated energy-weighted average greenhouse gas emissions intensity from a simplified value chain from the production, refinement, distribution and end use of marketed energy products per unit of energy delivered.

Production
Total production refers to all the crude oil (including synthetic oil), natural gas liquids and natural gas produced from a property. Net production is the company's share of total production after deducting both royalties paid to landowners and a government’s agreed-upon share of production under a production-sharing contract. Liquids production refers to crude oil, condensate, natural gas liquids and synthetic oil volumes. Oil-equivalent production is the sum of the barrels of liquids and the oil-equivalent barrels of natural gas produced. See barrels of oil-equivalent, oil-equivalent gas and production-sharing contract.

Production-sharing contract (PSC)
An agreement between a government and a contractor (generally an oil and gas company) whereby production is shared between the parties in a prearranged manner. The contractor typically incurs all exploration, development and production costs, which are subsequently recoverable out of an agreed-upon share of any future PSC production, referred to as cost recovery oil and/or gas. Any remaining production, referred to as profit oil and/or gas, is shared between the parties on an agreed-upon basis as stipulated in the PSC. The government may also retain a share of PSC production as a royalty payment, and the contractor typically owes income tax on its portion of the profit oil or gas. The contractor’s share of PSC oil and/or gas production and reserves varies over time, as it is dependent on prices, costs and specific PSC terms.

Refinery crude unit distillation utilization
Average feedstocks consumed in the crude unit in refineries for the year, expressed as a percentage of the refineries’ average annual crude unit capacity.

Reserves
Crude oil or natural gas contained in underground rock formations called reservoirs and saleable hydrocarbons extracted from oil sands, shale, coalbeds or other nonrenewable natural resources that are intended to be upgraded into synthetic oil or gas. Net proved reserves are the estimated quantities that geoscience and engineering data demonstrate with reasonable certainty to be economically producible in the future from known reservoirs under existing economic conditions, operating methods and government regulations and exclude royalties and interests owned by others. Estimates change as additional information becomes available. Oil-equivalent reserves are the sum of the liquids reserves and the oil-equivalent gas reserves. See barrels of oil-equivalent and oil-equivalent gas. The company discloses only net proved reserves in its filings with the U.S. Securities and Exchange Commission.

Resources
Estimated quantities of oil and gas resources are recorded under Chevron’s 6P system, which is modeled after the Society of Petroleum Engineers’ Petroleum Resources Management System, and include quantities classified as proved, probable and possible reserves, plus those that remain contingent on commerciality. Unrisked resources, unrisked resource base and similar terms represent the arithmetic sum of the amounts recorded under each of these classifications. Recoverable resources, potentially recoverable volumes and other similar terms represent estimated remaining quantities that are forecast to be ultimately recoverable and produced in the future, adjusted to reflect the relative uncertainty represented by the various classifications. These estimates may change significantly as development work provides additional information. All of these measures are considered by management in making capital investment and operating decisions and may provide some indication to stockholders of the resource potential of oil and gas properties in which the company has an interest.

Shale gas
Natural gas produced from shale rock formations where the gas was sourced from within the shale itself. Shale is very fine-grained rock, characterized by low porosity and extremely low permeability. Production of shale gas normally requires formation stimulation such as the use of hydraulic fracturing (pumping a fluid-sand mixture into the formation under high pressure) to help produce the gas.

Synthetic oil
A marketable and transportable hydrocarbon liquid, resembling crude oil, that is produced by upgrading highly viscous or solid hydrocarbons, such as extra-heavy crude oil or oil sands.

Tight oil
Liquid hydrocarbons produced from shale (also referred to as shale oil) and other rock formations with extremely low permeability.  As with shale gas, production from tight oil reservoirs normally requires formation stimulation such as hydraulic fracturing.

Unconventional oil and gas resources
Hydrocarbons contained in formations over very large areas with extremely low permeability that are not influenced by buoyancy. In contrast, conventional resources are contained within geologic structures/stratigraphy and float buoyantly over water. Unconventional resources include shale gas, coalbed methane, crude oil and natural gas from tight rock formations, tar sands, kerogen from oil shale, and gas hydrates that cannot commercially flow without well stimulation.

Wells
Oil and gas wells are classified as either exploration or development wells. Exploration wells are wells drilled to find a new field or to find a new reservoir in a field previously found to be productive of oil and gas in another reservoir. Appraisal wells are exploration wells drilled to confirm the results of a discovery well. Delineation wells are exploration wells drilled to determine the boundaries of a productive formation or to delineate the extent of a find. Development wells are wells drilled in an existing reservoir in a proved oil- or gas-producing area. Completed wells are wells for which drilling work has been completed and that are capable of producing. Dry wells are wells completed as dry holes, that is, wells not capable of producing in commercial quantities.

DEFINITIONS OF SELECTED FINANCIAL TERMS

Capital employed
The sum of Chevron Corporation stockholders’ equity, total debt and noncontrolling interests. Average capital employed is computed by averaging the sum of capital employed at the beginning and end of the year.

Cash flow from operating activities
Cash generated from the company’s businesses; an indicator of a company’s ability to fund capital programs and stockholder distributions. Excludes cash flows related to the company’s financing and investing activities.

Current ratio
Current assets divided by current liabilities.

Debt Ratio
Total debt, including finance lease liabilities, divided by total debt plus Chevron Corporation stockholders’ equity.

Earnings
Net income attributable to Chevron Corporation as presented on the Consolidated Statement of Income.

Free Cash Flow
The cash provided by operating activities less capital expenditures.

Goodwill
An asset representing the future economic benefits arising from the other assets acquired in a business combination that are not individually identified and separately recognized.

Interest coverage ratio
Income before income tax expense, plus interest and debt expense and amortization of capitalized interest, less net income attributable to noncontrolling interests, divided by before-tax interest costs.

Margin
The difference between the cost of purchasing, producing and/or marketing a product and its sales price.

Net Debt Ratio
Total debt less the sum of cash and cash equivalents, time deposits, and marketable securities, as a percentage of total debt less the sum of cash and cash equivalents, time deposits, and marketable securities, plus Chevron Corporation Stockholders' Equity.

Return on capital employed (ROCE)
This is calculated by dividing earnings (adjusted for after-tax interest expense and noncontrolling interests) by the average of capital employed.

Return on stockholders’ equity (ROSE)
Return on stockholders’ equity is earnings divided by average Chevron Corporation stockholders’ equity. Average Chevron Corporation stockholders’ equity is computed by averaging the sum of the beginning-of-year and end-of-year balances.

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